October 26, 2006

via EDGAR and Facsimile

Ms. Ibolya Ignat Staff Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549	Re: American Financial Group, Inc. Form 10-K for December 31, 2005 Filed on March 7, 2006 File No. 000-01532

Dear Ms. Ignat:

AFG is responding to the Staff's comments received via a telephone conversation with you on October 11, 2006, regarding the Company's August 22, 2006 letter. Comment numbers refer to those contained in the Staff's letter dated July 27, 2006, to which the follow-up telephone comments relate.

Selected Financial Data, page 23
  Disclosure of the ratio of earnings to fixed charges excluding annuity benefits will be removed from the table of Selected Financial Data and placed in a footnote in future filings. Disclosure-type format of the revised presentation is presented in Exhibit A to this letter.

  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

  Results of Operations, page 24
  During our call, you indicated that the Staff believed the use of Black Book as a backup value indicator in the claim settlement process for a portion of our auto residual value insurance business meant that the business should be accounted for as a derivative rather than as an insurance product.

We continue to believe that the residual value business meets the scope exception of paragraph 10(e)(2) of SFAS 133 (as further clarified in DIG Issue C5) for the reasons outlined on page 3 of our August 22, 2006 letter to the Commission. Our accounting policy is based on the fact that the insurable risk is the loss of residual value at the end of the policy or lease term, with each auto being a unique and non-financial asset that is not readily convertible to cash. Each vehicle's insured residual value is based on the make, model, style, year, allowable miles, and term. The potential loss is also determined on an individual auto-by-auto basis, with each leased auto having a unique set of characteristics including make, model, style, year, mileage, color and condition. These unique characteristics, along with the end-of-term marketer's effectiveness, determine the ultimate selling price of the leased auto (not an index). Each auto is valued based on its unique set of characteristics.

Ms. Ibolya Ignat Securities and Exchange Commission Page 2

In addition, we do not believe that the use of Black Book as a backup value indicator in certain of our insurance contracts represents an index driving the ultimate settlement of claims. Rather it is a secondary contract feature to protect AFG by providing an incentive to the insured to maximize the sale price of the insured vehicle when it comes off lease. Regardless of whether or not the contract has this feature, each contract provides that individual loss, if any, is determined based on the difference between the contractual or insured residual value and the ultimate selling price of the vehicle. For contracts with the Black Book feature, after the selling price is determined, any loss would be limited to (not based solely on) the difference between the insured residual value and the Black Book value. In other words, the sales price of each unique vehicle must be known before the loss can be determined.

We have reviewed the actual results of vehicles coming off lease from 2003 through June 30, 2006. During that period, over 90% of the vehicles coming off lease were valued based on the actual sales price of each unique vehicle sold, not the Black Book value. It is clear that Black Book feature is not used in the vast majority of these policies, further supporting our position that such value is simply a loss limiting feature of our insurance contracts and not an index.

Should the Staff continue to believe our policies do not meet the scope exceptions in SFAS 133, it would be helpful if the Staff could tell us which aspect we fail to meet.

Critical Accounting Policies, page 25

Property and Casualty Insurance Reserves, pages 31-36
  Exhibit B to this letter contains revised disclosure of our discussion of our property and casualty insurance reserves (a) quantifying and explaining what caused them to change from assumptions used in the immediately preceding period and (b) explaining, by reference to historical development as well as changes in cost trends, what reasonably possible variability exists in current reserves held.

If you have any questions or comments regarding the information set forth above, please feel free to contact me at (513) 579-6633 (FAX: (513)579-369-5750).

American Financial Group, Inc.

BY: s/KEITH A. JENSEN
Keith A. Jensen
Senior Vice President

cc:    Mr. James Rosenberg

         Mr. Joseph Roesler